UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008.

Commission File Number 001-32535

Bancolombia S.A.
(Translation of registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

BANCOLOMBIA S.A. ANNOUNCES THE TRANSFER OF ASSETS TO
COLOMBIA INMOBILIARIA
Medellín, Colombia, October 6, 2008
On October 3, 2008, Bancolombia S.A. (“Bancolombia”) made an in-kind contribution of 38 real estate properties to private equity fund Colombia Inmobiliaria (“Colombia Inmobiliaria”). The 38 properties are valued in approximately Ps. 23,034,874,029 (approximately US$ 10,505,304)1. Colombia Inmobiliaria will be managed by Bancolombia’s subsidiary Fiduciaria Bancolombia S.A
In exchange for its contribution, Bancolombia will receive securities issued by Colombia Inmobiliaria. These securities are expected to be traded in the Colombian Stock Exchange.

[1]	Exchange rate October 3, 2008 Ps 2,192.69 = US$ 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: October 6, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance